SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the Month of March 07, 2005


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Press enquiries:
David Beck tel: +44 207 306 1490; email: david.beck@marconi.com

Investor enquiries:
Karen Keyes tel: + 44 207 306 1345; email: karen.keyes@marconi.com



                            MARCONI CORPORATION PLC

                    IFRS WEBCAST FOR INVESTORS AND ANALYSTS

London - 8 March 2005 - Marconi Corporation plc (London: MONI and NASDAQ: MRCIY) will be hosting a webcast today at 14:00 UK time to brief investors and analysts on the impact of its transition to International Financial Reporting Standards
(IFRS). There will be no new trading information disclosed.

Marconi will prepare its first full financial statements under IFRS for the year ending 31 March 2006 and will issue its quarterly results under IFRS beginning with the quarter ending 30 June 2005. A reconciliation of the balance sheet (at 31 March 2004 and 31 March 2005), of the profit and loss statement (for the year to 31 March 2005), and a summary of any material adjustments to the cash flow statement will be provided towards the end of June 2005.

Preliminary unaudited guidance suggests that the overall impact of IFRS implementation on Marconi's group operating loss is expected to be limited. If IFRS had been implemented for the first half of 2005, group operating loss would have decreased to approximately GBP19 million as compared to the reported loss of GBP63 million (mainly as a result of the cessation of GBP46 million of goodwill amortisation).

The net asset value on the balance sheet at 30 September 2004 would have been approximately 12-15% higher than reported if IFRS had been adopted for the first half of FY05. This is mainly due to an increase in intangible assets, resulting from the cessation of goodwill amortisation and the capitalisation of development costs.

Copies of the full presentation will be available on the Investor Relations section of the Marconi web site, www.marconi.com, from 09:00 today.

                                    ENDS/...


About Marconi Corporation plc
Marconi Corporation plc is a global telecommunications equipment, services and solutions company. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's customer base includes many of the world's largest telecommunications operators.

The company is listed on the London Stock Exchange under the symbol MONI and on NASDAQ under the ticker MRCIY. Additional information about Marconi Corporation can be found at www.marconi.com.


Copyright (c) 2005 Marconi Corporation plc. All rights reserved. All brands or product names are trademarks of their respective holders.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 10-K report filed by Marconi Corporation plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 07 March 2005